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                             June 28, 2024

       Jay McEntee
       Chief Executive Officer
       Launch Two Acquisition Corp.
       180 Grand Avenue, Suite 1530
       Oakland, CA 94610

                                                        Re: Launch Two
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 3,
2024
                                                            CIK No. 0002023676

       Dear Jay McEntee:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted June 3, 2024

       Summary
       Our Management Team, page 3

   1. Please expand your disclosure to clearly identify any special purpose acquisition company business combinations
in which your management team has participated and disclose the current trading prices.
       Risks
       Summary of Risk Factors, page 37

   2. Please revise your summary risk factors to highlight the principal factors that make an investment in the
registrant or offering speculative or risky and limit your summary to no more than two pages.
Refer to Item 105(b) of Regulation S-K.
 Jay McEntee
FirstName  LastNameJay
Launch Two   Acquisition McEntee
                         Corp.
Comapany
June       NameLaunch Two Acquisition Corp.
     28, 2024
June 28,
Page 2 2024 Page 2
FirstName LastName
Risk Factors
The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering . . . , page 74

3. We note that the non-managing sponsor investors have expressed an interest to purchase
         "substantially all of the units in this offering." Please state the number of non-managing sponsor investors who have expressed an interest in purchasing shares in the offering, and address whether the limited number of public investors would impact
the company   s
         listing eligibility.
Management
Advisors, page 129

4. We note that Ryan Gilbert and Shami Patel are designated as your advisors. Please disclose the role of your advisors and any related compensation they will
         receive in connection with your initial public offering or your initial business combination.
       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Isabel Rivera at 202-551-3518 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Stuart Neuhauser